

Mail Stop 6010

February 9, 2009

Via Facsimile and U.S. Mail

Mr. David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard, Suite 208, Box #243
Lehigh Acres, FL   33971

> **RE:** **SmarTire Systems Inc.**
> **Form 10-KSB for fiscal year ended July 31, 2008**
> **Filed December 29, 2008**
> **File No. 0-24209**

Dear Mr. Warkentin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended July 31, 2008

1.   Please file your October 31, 2008 Form 10-Q. Please note that you may not be considered a current or timely filer since you have not filed required Exchange Act Reports within the prescribed timeframes and that this may impact your eligibility to use certain forms to register your securities under the Securities Act of 1933.

Item 8A(T). Controls and Procedures, page 27

Disclosure Controls and Procedures, page 27

2.   We note your disclosure that the company's CEO and CFO have concluded that disclosure controls and procedures were not effective because material weaknesses in internal control over financial reporting were identified in the areas of material non-routine transactions and limitations on segregation of duties. Please revise future filings to disclose when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Additionally, include your complete plan for remediation of all material weaknesses.

Item 13. Exhibits, page 46

3.   Although listed under this section, we note that you have not filed the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as required by Item 601(b)(31) and Item 601(b)(32) of Regulation S-B. Please file an amendment to your Form 10-KSB as of July 31, 2008 that includes the entire periodic report and presents these certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) and Item 601(b)(32) of Regulation S-B.

Consolidated Statement of Capital Deficit, page F-4

4.   We note the issuance of common shares upon the conversion of convertible debentures during fiscal years 2007 and 2008. We further note that these shares were issued "without par value." Please tell us how you determined the amount applied to common shares resulting in the charges attributed to additional paid-in-capital.

Note 21. Subsequent events, page F-37

5.   We note that you sold your tire pressure monitoring system business on December 11, 2008. Please tell us how you have considered the provisions of SFAS 144 as to whether to present the tire pressure monitoring business as a discontinued operation as of July 31, 2008 and October 31, 2008. In your response please clearly state the period in which the criteria of paragraph 30 of SFAS 144 were met.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant